# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BiomX Inc., CIK 0001739174
CUSIP: 09090D509
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 850 New Burton Road, Suite 201, Dover, Delaware (DE), 19904
Date of event which requires filing of this statement: 04/10/2026
Filed by CIK 0001787518
Persons authorized to receive notices and communications: Menachem Shalom, T3 Defense Inc., 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017, 212-791-4663

## Reporting persons
- Water IO Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (19.87% of the class)
- Star 26 Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (19.87% of the class)
- T3 Defense Inc. (CIK 0001787518): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (19.87% of the class)
- Menachem Shalom: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (19.87% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: BiomX Inc.
Address of issuer's principal executive offices: 850 New Burton Road, Suite 201, Dover, Delaware (DE), 19904
Comment: This Schedule 13D is being filed jointly by the following persons (collectively, the "Reporting Persons"):

## Item 2. Identity and Background
Name of person filing: (a) Water IO Ltd. ("Water IO") is a company organized under the laws of the State of Israel, whose shares are traded on the Tel Aviv Stock Exchange. Water IO's principal business is the development and commercialization of smart water bottle technology and, through its former subsidiary Zorronet, AI-powered security solutions. The principal business address of Water IO is 3 Parkis Street, Science Park, Rehovot, Israel. Water IO is the direct holder of the shares of Common Stock reported herein.
Residence or business address: (b) Star 26 Capital Inc. ("Star 26") is a corporation organized under the laws of the State of Nevada. Star 26 holds approximately 67% of the issued and outstanding equity of Water IO. The principal business address of Star 26 is c/o T3 Defense Inc., 575 Fifth Avenue, 14th floor, New York, New York 10017. Star 26 may be deemed to beneficially own the shares of Common Stock held directly by Water IO by virtue of its controlling interest in Water IO.
Present principal occupation or employment: T3 Defense Inc. ("T3 Defense") is a corporation organized under the laws of the State of Delaware, whose shares of common stock are traded on The Nasdaq Global Market under the symbol "DFNS." T3 Defense is a federated holding company focused on acquiring and operating mission-critical defense businesses. T3 Defense is the sole owner of Star 26. The principal business address of T3 Defense is 575 Fifth Avenue, 14th Floor, New York, New York 10017. T3 Defense may be deemed to beneficially own the shares of Common Stock held directly by Water IO by virtue of its indirect controlling interest in Water IO through Star 26.
Criminal convictions in the last five years:
Menachem Shalom is an Israeli citizen. Mr. Shalom serves as the Chief Executive Officer of Water IO and a director of Star 26, T3 Defense and is the controlling shareholder of T3 Defense. Mr. Shalom's business address is c/o T3 Defense Inc., 575 Fifth Avenue, 14th Floor, New York, New York 10017. Mr. Shalom may be deemed to beneficially own the shares of Common Stock held directly by Water IO by virtue of his control of T3 Defense and its indirect controlling interest in Water IO through Star 26.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: No
Citizenship: Israeli

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock reported herein were acquired by Water IO as consideration for the sale to the Issuer of 100% of the issued and outstanding share capital of Zorronet pursuant to a Stock Purchase Agreement dated April 10, 2026 (the "SPA"). Water IO received 1,300,000 shares of Common Stock and a non-convertible promissory note in the principal amount of $1,250,000 as the aggregate purchase price for the Zorronet shares. No cash was used by any Reporting Person to acquire the shares of Common Stock. The source of the consideration was the sale of Zorronet's equity interests.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares of Common Stock were acquired by Water IO as consideration in connection with the sale of Zorronet to the Issuer, as described in Item 3 above. The Reporting Persons acquired the shares for investment purposes.

The Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in privately negotiated transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock held by them, subject to applicable securities law restrictions, including any lock-up or registration requirements. The Reporting Persons may also engage in discussions with the Issuer's management, board of directors, or other stockholders regarding the Issuer's business, management, operations, strategy, or governance. Any such actions will depend upon a variety of factors, including the price and availability of the Common Stock, general market conditions, and other factors deemed relevant by the Reporting Persons.

Except as described herein, the Reporting Persons do not currently have any plans or proposals that would relate to or result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of April 10, 2026, Water IO directly holds 1,300,000 shares of Common Stock, representing approximately 19.87% of the Issuer's issued and outstanding Common Stock (based on 6,543,516 shares of Common Stock outstanding as reported in the Issuer's most recent filing with the SEC), plus the 1,300,000 shares issued to Water IO pursuant to the SPA).

By virtue of the relationships described in Item 2 above, each of Star 26, T3 Defense, and Menachem Shalom may be deemed to share voting and dispositive power with respect to the 1,300,000 shares of Common Stock directly held by Water IO. Each of Star 26, T3 Defense, and Mr. Shalom disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) WaterIO is controlled by Star 26 which, by itself, is 100% owned by T3 - 1,300,000 shares Menachem Shalom owns personally 300,000 shares purchased before the acquisition described above.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The SPA, dated April 10, 2026, between the Issuer and Water IO, governs the issuance of the shares of Common Stock reported herein. Pursuant to the SPA, the Issuer has agreed to file a registration statement on Form S-3 within forty-five (45) calendar days following the closing date covering the resale of the Share Consideration.

Additionally, the Issuer issued to Water IO a non-convertible promissory note in the principal amount of $1,250,000 in connection with the SPA.

Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to the securities of the Issuer, including any contracts, arrangements, understandings, or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

A Stock Purchase Agreement, dated April 10, 2026, by and between BiomX Inc. and Water IO Ltd.
B Non-Convertible Promissory Note, dated April 10, 2026, issued by BiomX Inc. to Water IO Ltd.
C Joint Filing Agreement among the Reporting Persons

## Signatures
- Water IO Ltd.: /s/ Menachem Shalom, Menachem Shalom/Chief Executive Officer (04/10/2026)
- Star 26 Capital Inc.: /s/ Menachem Shalom, Menachem Shalom/Chief Executive Officer (04/10/2026)
- T3 Defense Inc.: /s/ Menachem Shalom, Menachem Shalom/Chief Executive Officer (04/10/2026)
- Menachem Shalom: /s/ Menachem Shalom, Menachem Shalom (04/10/2026)